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                                   EXHIBIT 11

                 STATEMENT RE COMPUTATION OF PER SHARE EARNINGS


STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

         Net loss                                       (404,000)

         Average shares outstanding                    1,495,000

         Basic and diluted loss per share                  (0.27)

         As the stock options issued had an antidilutive effect on earnings per share, the effect of the stock options are not disclosed.